LAWLER & ASSOCIATES a professional law corporation 11622 El Camino Real, Suite 100 San Diego, California 92130 Telephone: 888-675-0888 Facsimile: 866-506-8877

W. Scott Lawler, Esq. Admitted in California and Utah

Thursday, July 17, 2008

Sent Via Facsimile to (202) 772-9205, U.S. Mail and Email to kemphj@sec.gov

Mr. Joseph Kemph, Division of Corporation Finance

United States Securities & Exchange Commission

100 F St, N.E., Mail Stop 3720

Washington, D.C. 20549-3720

Re: TransAKT Ltd.

Form 20-F for Year Ended December 31, 2007 File No. 0-50392 Filed: June 30, 2008

Dear Mr. Kemph:

We represent TransAKT Ltd. (the “Company”) in connection with its Form 20-F for the year ended December 31, 2007. We are in receipt of your correspondence dated July 17, 2008 which requests the Company’s response(s) within ten (10) business days (the “Response Date”).

Pursuant to a telephone conversation between the Company and your office, please consider this as the Company’s formal written request for an extension of the Response Date until August 11, 2008.

Please feel free to contact me directly with any questions regarding the foregoing.

Sincerely, /s/ W. Scott Lawler W. Scott Lawler